Exhibit 99.2
GOGL – Changes to the Board composition
Golden Ocean Group Limited (“GOGL” or “the Company”) announces the appointment of Ms. Tonesan Amissah as Director of the Company.
Tonesan Amissah is a Barrister and Attorney-at-Law with over 30 years of experience in international corporate law. Ms Amissah is currently a Client Director at Ocorian Services (Bermuda) Limited, a global fiduciary and corporate services company where she oversees all aspects of client service. Ms Amissah is a former partner of Appleby (Bermuda) Limited, where she led the funds & investment services team and was a senior member of the firm’s corporate department, having joined Appleby in 1989. She also serves as a director of companies in the insurance space. Ms. Amissah holds a law degree from the London School of Economics and Political Science, she qualified as a Barrister at the Honourable Society of Lincoln’s Inn in London in 1988 and was later called to the Bermuda Bar in 1992. She is a member of the Institute of Directors and was appointed an accredited speaker for the Regulatory and Compliance Association in 2015. Ms Amissah is a Bermuda citizen.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 14, 2025
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.